Exhibit 21.1

Subsidiaries of Registrant

OccuLogix Holdings, Inc.	Delaware corporation
OccuLogix Canada Corp.	Nova Scotia unlimited liability company
OccuLogix LLC	Delaware limited liability company
TearLab, Inc.	Delaware corporation